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                                                                    Exhibit 9(d)



                                 ING FUNDS TRUST
                            SUB-TRANSFER AGENCY PLAN


                  This Sub-Transfer Agency Plan (the "Plan") is adopted by ING Funds Trust, a business trust organized under the laws of Delaware (the "Trust"), on behalf of each series of the Trust (each, a "Fund"), subject to the following terms and conditions:

SECTION 1.  ANNUAL FEES.

                  Sub-Transfer Agency Fee. The Fund may pay to financial institutions, including the ING Mutual Funds Management Co. LLC. (the "Manager") and its affiliates, or other persons that provide sub-transfer agency services to the Fund (each, a "Service Provider"), a sub-transfer agency fee under the Plan at the annual rate not to exceed 0.25% of the average daily net assets of the Fund for which the Service Provider provides sub-transfer agency services (the "Sub-Transfer Agency Fee").

                  Adjustment to Fees. The Fund may pay a Sub-Transfer Agency Fee to the Service Provider at a lesser rate than the fees specified in Section 1 hereof.

                  Payment of Fees. The Sub-Transfer Agency Fees will be computed daily (on the basis of a 360-day year) and payable monthly by the Fund at the annual rates indicated above.

Section 2. EXPENSES COVERED BY THE PLAN.

                  Sub-Transfer Agency Services. Fees may be used to compensate Service Providers who provide sub-transfer agency services to their customers who may from time to time beneficially own shares of beneficial interest in the Fund, which may include: (i) maintaining shareholder accounts which shall include name, address, taxpayer identification number, and number of shares;
(ii) preparation of shareholder statements; (iii) preparation of confirmations;
(iv) preparation of shareholder lists; (v) mailing shareholder communications, including, but not limited to, shareholder statements, confirmations, prospectuses, statements of additional information, annual and semi-annual reports and proxy statements (collectively "Shareholder Communications"); (vi) tabulating proxies; (vii) disbursement of dividends and other distributions;
(viii) withholding taxes on U.S. resident and non-resident accounts where applicable; (ix) preparation and filing U.S. Treasury Department Forms 1099 and other appropriate forms required by applicable statutes, rules and regulations resulting from the Services Provider's role hereunder; and (x) providing such other similar services directly to customers to the extent permitted under applicable statutes, rules and regulations.
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SECTION 3. APPROVAL OF TRUSTEES.

                  Neither the Plan nor any related agreements will take effect until approved by a majority of the Board of Trustees of the Trust.

SECTION 4. TERMINATION.

                  The Plan may be terminated at any time by vote of a majority of the Trustees of the Trust or vote of a majority of the outstanding voting securities of the Trust.

SECTION 5. AMENDMENTS.

                  No material amendment to the Plan may be made unless approved by the Trust's Board of Trustees in the manner described in Section 3 above.

SECTION 6. MEANINGS OF CERTAIN TERMS.

                  As used in the Plan, the term "majority of the outstanding voting securities" will be deemed to have the same meaning that term has under the Investment Company Act of 1940, as amended.

Approved: October 30, 1998